Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019
September 3, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	David L. Orlic, Esq. Attorney-Advisor Office of Mergers and Acquisitions Mail Stop 3628

RE:	Revlon, Inc. Schedule 13E-3/TO-I Filed on August 10, 2009 SEC File No. 005-49483

Amendment No. 3 to Schedule 13E-3 Filed by MacAndrews & Forbes Holdings Inc. and Ronald O. Perelman on August 27, 2009 SEC File No. 005-49483
Dear Mr. Orlic:
     On behalf of Revlon, Inc. (“Revlon”) and MacAndrews & Forbes Holdings Inc. (“MacAndrews & Forbes”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated September 1, 2009 (the “Comment Letter”) relating to the Schedule 13E-3/TO-I filed by Revlon on August 10, 2009, as amended (File No. 005-49483) (the “Revlon Schedule 13E-3/TO”) and Amendment No. 3 to the Schedule 13E-3 filed by MacAndrews & Forbes and Ronald O. Perelman filed on August 27, 2009 (the “MacAndrews & Forbes 13E-3”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Terms used herein and otherwise not defined herein shall have the

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 3, 2009

meanings assigned to such terms in the Revlon Schedule 13E-3/TO and the Amended and Restated Offer to Exchange filed as Exhibit (a)(1)(J) thereto (the “Offer to Exchange”).
General
1.	We note your response to comment 12 of our prior letter. Please disclose the necessity of having the company issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange.

In response to the Staff’s comment, we are revising the Offer to Exchange to provide disclosure on pages 2, 7, 13, 17, 25, 41, 45, 68, 80, 81 and 104 to clarify that MacAndrews & Forbes will contribute $3.71 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan between MacAndrews & Forbes and RCPC for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, up to a maximum contribution of $75 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan and has entered into the Senior Subordinated Term Loan Amendment, and in consideration Revlon has agreed to issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer and has entered into the Senior Subordinated Term Loan Amendment.
Position of Revlon as to the Fairness of the Exchange Offer, page 39
2.	We note your response to comment 34 of our prior letter. Please clarify your disclosure in the third bullet point on page 39. Specifically, elaborate on the prospects of your business under the circumstances described, as considered by your board of directors.

In response to your comment, we are revising the bullet on page 42 of the Offer to Exchange as follows:
•	our prospects if we were unable to repay the Senior Subordinated Term Loan when it matures, given that the failure to repay the Senior Subordinated Term Loan at its maturity would trigger an event of default under the 9 1/2% Senior Notes and under RCPC’s credit agreements; and
3.	Disclosure on page 42 indicates that the Revlon board of directors did not evaluate the substantive fairness of the Exchange Offer. Item 1014(a) of Regulation M-A requires disclosure of the subject company’s reasonable belief as to the fairness of the transaction to unaffiliated security holders. Please provide us with a brief analysis explaining the legal basis upon which Revlon relied to issue a qualified fairness determination. See Instruction 1 to Item 1014 and Q&A No. 21 in Exchange Act Release 17719 (April 13, 1981).

In response to your comment we are revising the disclosure in the section of the Offer to Exchange titled “Special Factors — Position of Revlon as to the Fairness of the Exchange Offer.”

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 3, 2009

Position of the MacAndrews & Forbes Participants as to the Fairness...., page 42
4.	We note the fifth bullet point on page 43. Please disclose the basis for the MacAndrews & Forbes Participants’ belief that the terms of the transaction, by themselves, demonstrate financial fairness. Please also disclose the alternative transactions to which the participants compared the Exchange Offer.

We are revising the disclosure in the fifth bullet point on page 44 by adding the following:
The MacAndrews & Forbes Participants believe that the financial terms of the Series A Preferred Stock by themselves demonstrate financial fairness through the combination of the cumulative value offered by the Series A Preferred Stock, which would amount to $7.10 per share of Series A Preferred Stock over its four year term in the event there is not a change of control transaction within two years of issuance of the Series A Preferred Stock, and the potential for the Series A Preferred Stock to participate with the Class A Common Stock in the event Revlon engages in one of certain specified change of control transactions for up to a total value of $12.00 per share or, if a holder of the Series A Preferred Stock elects to convert his or her shares of Series A Preferred Stock into Series B Preferred Stock, $12.50 per share. The MacAndrews & Forbes Participants further believe that holders of Series A Preferred Stock would have a degree of downside protection not available to holders of the common stock. While the MacAndrews & Forbes Participants did not consider or propose any alternative transaction to the April 13 proposal, the May 26 alternative or the Exchange Offer in order to address the impending maturity of the Senior Subordinated Term Loan, the MacAndrews & Forbes Participants compared the terms of the Exchange Offer to alternative transactions to address the impending maturity of the Senior Subordinated Term Loan, such as an equity offering, a rights offering and a refinancing of the Senior Subordinated Term Loan on market terms, as further illustrated in the section titled “—Report of MacAndrews & Forbes’ Financial Advisor.”
5.	We note your response to comment 44 of our prior letter. Your revised disclosure does not explain why Revlon’s status as a viable going concern precludes the consideration of net book value or liquidation value of Revlon.

In response to the Staff’s comment, we are providing additional disclosure on page 48 of the Offer to Exchange to clarify that the parties did not consider liquidation value because neither the Board of Directors of Revlon nor the MacAndrews & Forbes Participants has any current intention of liquidating Revlon and to clarify that, as disclosed elsewhere in the Offer to Exchange, the net book value of Revlon is a large negative number (equal to negative $20.85 per share as of June 30, 2009), which the MacAndrews & Forbes Participants do not believe is indicative of either the value of Revlon or of its equity.

6.	We note the disclosure in the second full paragraph on page 46. This disclosure states that the MacAndrews & Forbes participants did not consider as a negative factor the limited participation in future earnings or revenue growth of the company, given the financial terms of the Series A Preferred Stock. Please disclose how those financial

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 3, 2009

terms, standing by themselves, preclude consideration of the value of relinquished future participation in earnings and/or growth of the company. Please also disclose in this paragraph what consideration, if any, the participants gave to the contingent nature of the dividend payments on the Series A Preferred Stock.

We are revising the disclosure on page 47 in response to the Staff’s comment by adding the following disclosure:

The terms of the Series A Preferred Stock by themselves thus offer both downside protection (through the payment of special and regular dividends and the liquidation preference) and the opportunity for upside in the event Revlon engages in one of certain specified change of control transactions, reflecting the benefits of possible future earnings growth or revenue growth. The MacAndrews & Forbes Participants did not consider as a negative factor the fact that shareholders who elect to exchange their shares of Class A Common Stock for shares of Series A Preferred Stock would have limited participation in future earnings or revenue growth of Revlon as such a trade-off is inherent in any disposition of common shares and the holders of the Series A Preferred Stock would have a degree of downside protection not available to holders of common stock. Moreover, there is no guarantee that holders of the Class A Common Stock would realize any value from such future growth or that any value so realized would exceed $12.00 per share or, if a holder of the Series A Preferred Stock elects to convert his or her shares of Series A Preferred Stock into Series B Preferred Stock, $12.50 per share. The MacAndrews & Forbes Participants were aware of the fact (as disclosed in the section titled “Risk Factors — Risks Related to the Exchange Offer — We may be restricted by the terms of our indebtedness and the applicable provisions of the General Corporation Law of the State of Delaware from paying dividends on and/or redeeming the Series A Preferred Stock”) that dividends on the Series A Preferred Stock may only be paid out of surplus or net profits of the Company, but the MacAndrews & Forbes Participants nevertheless believed that the terms of the Series A Preferred Stock were fair in light of the fact that the Series A Preferred Stock is senior to the Class A Common Stock.

7.	Disclosure on page 42 indicates that the MacAndrews & Forbes Participants are not taking a position as to the substantive fairness of the Exchange Offer to Revlon’s unaffiliated stockholders who do not tender their shares. Item 1014(a) of Regulation M-A requires disclosure of the participants’ reasonable belief as to the fairness of the transaction to unaffiliated security holders. Please provide us with a brief analysis explaining the legal basis upon which MacAndrews & Forbes relied to issue a qualified fairness determination. See Instruction 1 to Item 1014 and Q&A No. 21 in Exchange Act Release 17719 (April 13, 1981).

In response to the Staff’s comment, the MacAndrews & Forbes Participants have each taken a position as to the substantive fairness of the Exchange Offer to Revlon’s

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 3, 2009

unaffiliated stockholders who do not tender their shares. The statement that the MacAndrews & Forbes Participants are not taking such a position is being deleted from page 43 and as a result the sixth full bullet on page 45 is being revised to read as follows:
•	the fact that stockholders who do not tender their shares of Class A Common Stock in the Exchange Offer will keep the same shares they currently own and will have the benefit after consummation of the Exchange Offer of the protections negotiated by the Independent Directors as described in detail below in the next section and in the section titled “The Contribution and Stockholder Agreement,” and because such protections were negotiated by the Independent Directors, the MacAndrews & Forbes Participants do not believe that their control of a majority of the equity of the Company, their board representation and/or MacAndrews & Forbes’ status as debtholder of the Company had an impact on their fairness determinations; and
Preliminary Draft Report of Special Committee’s Financial Advisor, page 48
8.	We note your response to comment 46 of our prior letter. Disclose why Barclays Capital was unable to provide a fairness position with respect to the April 13 proposal. Your disclosure indicates that the terms of the Exchange Offer are substantially similar to those of the April 13 proposal.

We are revising the disclosure in the Section of the Offer to Exchange titled “Special Factors—Preliminary Draft Report of Special Committee’s Financial Advisor—Role of Barclays Capital” on page 50 as follows:
On May 28, 2009, Barclays Capital, in response to a request of the Special Committee, informed the Special Committee that Barclays Capital’s Fairness Committee had determined that, if asked, it would not be able to render an opinion that the consideration to be offered to the stockholders of Revlon (other than MacAndrews & Forbes and its affiliates) in the April 13 proposal was fair, from a financial point of view, to the stockholders of Revlon (other than MacAndrews & Forbes and its affiliates). See “Special Factors — Background of the Transactions.” In determining that it would not be able to render an opinion that the consideration to be offered to the stockholders of Revlon (other than MacAndrews & Forbes and its affiliates) in the April 13 proposal was fair, from a financial point of view, to the stockholders of Revlon (other than MacAndrews & Forbes and its affiliates), Barclays Capital did not attribute any particular weight to any single analysis or factor considered by it, as described below, but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the April 13 proposal. Accordingly, Barclays Capital believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 3, 2009

analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its review of the April 13 proposal.
Report of MacAndrews & Forbes’ Financial Advisor
Miscellaneous, page 60
9.	Please revise to quantify the fees paid by MacAndrews & Forbes to Broadpoint Gleacher for investment banking and financial services within the past two years. See Item 1015(b)(4)(ii) of Regulation M-A.

In response to your comment, we are revising the penultimate sentence of the section of the Offer to Exchange titled “Special Factors — Report of MacAndrews & Forbes’ Financial Advisor” on page 62 of the Offer to Exchange as follows:
Broadpoint-Gleacher has not performed any investment banking and financial services for Revlon in the past two years, and, although it has not received any compensation in respect of such services, it has performed other investment banking or financial services for MacAndrews & Forbes in the past two years.
Withdrawal Rights, page 85
10.	We note your response to comment 50 of our prior letter. Your offering document continues to omit the disclosure required by Item 1004(a)(1)(vi) of Regulation M-A and Rule 13e-4(f)(2)(ii). Security holders may withdraw securities tendered in the offer, if not yet accepted for payment, after the expiration of forty business days from commencement. Revise your disclosure accordingly.

In response to your comment, we are revising the disclosure on page 86 of the Offer to Exchange as follows:
A stockholder may withdraw shares of Class A Common Stock tendered pursuant to the Exchange Offer at any time prior to the Expiration Date and, if not yet accepted for exchange, at any time after the expiration of forty business days from the commencement of the Exchange Offer.
Transactions in Revlon Common Stock
MacAndrews & Forbes and Affiliates. page 110
11.	We note your response to comment 5 of our prior letter. Disclose the range of prices paid in prior stock purchases on a quarterly basis. See Item 1002(f) of Regulation M-A.

In response to your comment, we are revising the table in the Offer to Exchange to disclose the range of prices paid in prior stock purchase on a quarterly basis as follows:

		Range of	Weighted Average
		Purchase Prices Paid	Purchase Price
	Amount of Shares	Per Share of Class	Per Share of Class
Fiscal Quarter Ending	Purchased	A Common Stock	A Common Stock
December 31, 2007	189,724	$10.80	$10.80
March 31, 2008	120,000	$9.50 – 9.90	$9.83
June 30, 2008	140,000	$8.90 – 9.20	$9.11

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 3, 2009

		Range of	Weighted Average
		Prices Paid	Purchase Price
	Amount of Shares	Per Share of Class	Per Share of Class
Fiscal Quarter Ending	Purchased	A Common Stock	A Common Stock
September 30, 2008	149,539	$11.90 – 13.40	$12.55
December 31, 2008	125,000	$6.02 – 7.06	$6.35
March 31, 2009	0	—	—
June 30, 2009	0	—	—
Current Quarter	0	—	—
* * * * *
     If you have any questions with respect to the foregoing, please contact Alan C. Myers at (212) 735-3780 or Adam O. Emmerich at (212) 403-1234.

Very truly yours,
/s/ Alan C . Myers
Alan C. Myers

/s/ Adam O. Emmerich
Adam O. Emmerich

Enclosures

cc:	Robert K. Kretzman, Esq. Barry F. Schwartz, Esq.